As filed with the U.S. Securities and Exchange Commission on May 10, 2011

Registration No. 333-173347

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alpha Beta Netherlands Holding N.V.

(Exact name of registrant as specified in its charter)

Alpha Beta Netherlands Holding N.V.

(Translation of registrant’s name into English)

The Netherlands	6200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Marcus P. Thompson

Stéphane Biehler

Beursplein 5

1012 JW Amsterdam

The Netherlands

+31 (0) 20 550-4444

Fax: +31 (0) 20 550-4954

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, New York 10011

+1 (212) 894-8940

Attention: Service of Process Department

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dr. Roger Müller, Esq. Deutsche Börse AG Mergenthalerallee 61 65760 Eschborn Germany +49 (0) 69 2 11 0 Fax: +49 (0) 69 2 11 13 801	Scott I. Sonnenblick, Esq. Jeffrey C. Cohen, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 +1 (212) 903-9000 Fax: +1 (212) 903-9100	John K. Halvey, Esq. NYSE Euronext 11 Wall Street New York, New York 10005 +1 (212) 656-3000 Fax: +1 (212) 656-5848	David C. Karp, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 (212) 403-1000 Fax: +1 (212) 403-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☒ 333-173347

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Alpha Beta Netherlands Holding N.V.’s registration statement on Form F-4 (Registration No. 333-173347) (the “Registration Statement”), as initially filed with the Securities and Exchange Commission on April 7, 2011 (as amended by Amendment No. 1, filed April 25, 2011, Amendment No. 2, filed May 2, 2011 and Amendment No. 3, filed May 3, 2011), is being filed solely for the purpose of filing, as Exhibit 10.60 hereto, the Shareholders’ Agreement relating to STOXX AG, dated November 12, 2009, between Deutsche Börse AG and SIX Group AG.

There are no other changes to Part I or Part II of Amendment No. 3 to the Registration Statement filed by the registrant on May 3, 2011.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Holdco’s articles of association provide that each current and former director be indemnified by Holdco against all costs and expenses reasonably incurred by the director or former director and all damages or fines payable by the director or former director based on acts or failures to act in the exercise of his or her duties or any other duties currently or previously performed by him or her at Holdco’s request.

Holdco’s articles of association limit the right to indemnification to the extent it is not allowed under the laws of the Netherlands and to any act or failure to act that may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) unless the laws of the Netherlands provide otherwise or would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness.

Indemnification also does not apply if and to the extent the costs, damages or fines are covered by any liability insurance and the insurer has paid out the costs, damages or fines.

Item 21. Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed herewith or incorporated herein by reference unless otherwise indicated:

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of February 15, 2011, by and among NYSE Euronext, Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. and Pomme Merger Corporation (included as Annex A to the proxy statement-prospectus forming a part of this Registration Statement).

2.2	Agreement and Plan of Merger, dated as of January 17, 2008, by and among NYSE Euronext, Amsterdam Merger Sub, LLC, The Amex Membership Corporation, AMC Acquisition Sub, Inc., American Stock Exchange Holdings, Inc., American Stock Exchange LLC and American Stock Exchange 2, LLC (incorporated by reference to Annex A to NYSE Euronext’s registration statement on Form S-4 filed with the SEC on February 29, 2008 (File No. 333-149480)).

2.3	Purchase Agreement, entered into as of January 12, 2008 by and among (1) Wombat Financial Software, Inc., a Nevada corporation, (2) TransactTools, Inc., a Delaware corporation, an indirect, wholly owned subsidiary of NYSE Euronext, a Delaware corporation, (3) Ronald B. Verstappen, Daniel Moore, ML IBK Positions, Inc. and certain other individual parties; (4) NYSE Euronext, a Delaware corporation (for the limited purposes specified in the agreement only), and (5) Ronald B. Verstappen, as the seller representative (for the limited purposes set specified in the agreement only) (incorporated by reference to Exhibit 2.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on January 16, 2008).

2.4	Amended and Restated Combination Agreement, dated as of November 24, 2006, by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc., and Jefferson Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Euronext’s registration statement on Form S-4/A filed with the SEC on November 27, 2008 (File No. 333-137506)).

2.5	Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005, by and among New York Stock Exchange, Inc., Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Group, Inc.’s registration statement on Form S-4
(File No. 333-126780)).

Exhibit No.	Description
2.6	Amendment No. 1, dated as of October 20, 2005, to the Amended and Restated Agreement and Plan of Merger, by and among New York Stock Exchange, Inc., Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Group, Inc.’s registration statement on Form S-4 filed with the SEC (File No. 333-126780)).

2.7	Amendment No. 2, dated as of November 2, 2005, to the Amendment and Restated Agreement and Plan of Merger, by and among New York Stock Exchange, Inc., Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Group, Inc.’s registration statement on Form S-4 (File No. 333-126780)).

3.1	Form of Articles of Association of Alpha Beta Netherlands Holding N.V. (included as Annex E to the proxy statement-prospectus forming a part of this Registration Statement).

4.1	Agency Agreement, dated as of April 23, 2008, among NYSE Euronext, Citibank, N.A., London Branch, as fiscal and paying agent, Dexia Banque Internationale à Luxembourg, société anonyme, as Luxembourg Paying Agent, and ABN AMRO N.V., as paying agent (incorporated by reference to Exhibit 4.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 24, 2008).

4.2	Indenture dated as of May 29, 2008 between NYSE Euronext and Wilmington Trust Company, as Trustee, relating to Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on May 30, 2008).

4.3	First Supplemental Indenture dated as of May 29, 2008 between NYSE Euronext, Wilmington Trust Company, as Trustee, and Citibank, N.A., as authenticating agent, calculation agent, paying agent, security registrar and transfer agent, relating to Senior Notes due June 28, 2013 (incorporated by reference to Exhibit 4.2 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on May 30, 2008).

4.4	First Supplemental Agency Agreement, dated as of April 22, 2009, among NYSE Euronext, Citibank, N.A., London Branch, as fiscal and paying agent, Dexia Banque Internationale à Luxembourg, société anonyme, as Luxembourg Paying Agent, and ABN AMRO Bank N.V., as paying agent (incorporated by reference to Exhibit 4.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 23, 2009).

5.1	Opinion of Linklaters LLP regarding legality of securities being registered.(1)

5.2	Opinion of Stibbe N.V. regarding legality of securities being registered.(1)

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters.(1)

8.2	Opinion of Linklaters LLP regarding certain tax matters.(1)

8.3	Opinion of Stibbe N.V. regarding certain Dutch tax matters.(1)

10.1	Form of Indemnification Agreement, between Archipelago Holdings, L.L.C. and certain indemnitees specified therein (incorporated by reference to Exhibit 10.29 to Archipelago’s registration statement on Form S-1 (File No. 333-11326)).

10.2	Credit Agreement, dated as of January 5, 2007, among NYSE Euronext, Inc., NYSE Group, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and (for the sole purposes of Sections 2.03, 2.04, 2.06(b), 4.03, 7.02 and 9.01 of the Credit Agreement) the presenting bank parties thereto (incorporated by reference to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on January 9, 2007).

Exhibit No.	Description

10.3	Share Purchase Agreement, dated January 10, 2007, among NYSE Group, Inc., IL&FS Trust Company Limited, ICICI Bank Limited, IFCI Limited, Punjab National Bank, and General Insurance Corporation of India (incorporated by reference to Exhibit 10.37 to NYSE Group, Inc.’s Annual Report on Form 10-K filed with the SEC on March 22, 2007).

10.4	Amended and Restated Clearing Agreement dated October 31, 2003 among LCH.Clearnet Group S.A., LCH.Clearnet Group, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris (incorporated by reference to Exhibit 10.47 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.5	Amended and Restated Clearing Agreement between LIFFE Administration and Management and LCH.Clearnet Limited dated July 16, 1996 (incorporated by reference to Exhibit 10.48 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.6	The Umbrella Services Agreement among Euronext N.V., Atos Origin SA, Atos Euronext SA and Atos Euronext Market Solutions Holdings S.A.S. dated July 22, 2005 (incorporated by reference to Exhibit 10.49 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.7	Agreement governing the lease of Palais de la Bourse/Beurspaleis, Place de la Bourse/Beursplein, 1000 Brussels, Belgium (unofficial English translation) (incorporated by reference to Exhibit 10.50 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.8	Agreement governing the lease of Avenida da Liberdade, n.°196, 7°Piso, 1250-147, Lisbon, Portugal (incorporated by reference to Exhibit 10.51 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.9	Agreement governing the lease of 39, rue Cambon, 75039 Paris Cedex 01, France (incorporated by reference to Exhibit 10.52 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.10	Agreement governing the lease of Cannon Bridge House, 1 Cousin Lane, EC4R 3XX London, United Kingdom (incorporated by reference to Exhibit 10.53 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.11	Issuing and Paying Agency Agreement, between NYSE Euronext, Inc. and JPMorgan Chase Bank, National Association, dated March 28, 2007 (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.12	Commercial Paper Dealer Agreement 4(2) Program, between NYSE Euronext, Inc., as Issuer, and Lehman Brothers, Inc., as Dealer, dated March 28, 2007 (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.13	Commercial Paper Dealer Agreement 4(2) Program, between NYSE Euronext, Inc., as Issuer, Merrill Lynch Money Markets Inc., as Dealer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer, dated March 28, 2007 (incorporated by reference to Exhibit 10.3 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.14	Note Agency Agreement Relating to a Euro-Commercial Paper Programme, between NYSE Euronext, Inc. and Citibank, N.A., as Issuer and Paying Agent, dated March 30, 2007 (incorporated by reference to Exhibit 10.4 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.15	Dealer Agreement Relating to a Euro-Commercial Paper Programme, between NYSE Euronext, Inc., as Issuer, Citibank International plc, as Arranger, and Citibank International plc, Credit Suisse Securities (Europe) Limited and Société Générale, as Dealers, dated March 30, 2007 (incorporated by reference to Exhibit 10.5 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

Exhibit No.	Description

10.16	Credit Agreement ($2,000,000,000), dated as of April 4, 2007, between NYSE Euronext, the Subsidiary Borrowers party thereto, the Lenders party hereto, JPMorgan Chase Bank, N.A. as Administrative Agent, and the other financial institutions party thereto as agents (incorporated by reference to Exhibit 10.5 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 9, 2007).

10.17	Trust Agreement, dated as of April 4, 2007, by and among NYSE Euronext, NYSE Group, Inc., Wilmington Trust Company, as Delaware Trustee, Jacques de Larosière de Champfeu, as Trustee, Charles K. Gifford, as Trustee, and John Shepard Reed, as Trustee (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on May 1, 2007).

10.18	Governance and Option Agreement, dated as of April 4, 2007, by and among NYSE Euronext, Euronext N.V., NYSE Euronext (Holding) N.V. and Stichting NYSE Euronext (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on May 1, 2007).

10.19	NYSE Euronext 2006 Stock Incentive Plan (as amended and restated effective October 27, 2010) (incorporated by reference to Exhibit 10.19 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.20	Form of Restricted Stock Unit Agreement Pursuant to NYSE Group, Inc. 2006 Stock Incentive Plan (for non-employee directors) (incorporated by reference to Exhibit 10.1 to NYSE Group Inc.’s Current Report on Form 8-K filed with the SEC on June 7, 2006).

10.21	NYSE Group, Inc. 2006 Annual Performance Bonus Plan (incorporated by reference to Exhibit 10.22 to NYSE Group, Inc.’s registration statement on Form S-1 (File No. 333-132390)).

10.22	Euronext 2001 stock option plan (incorporated by reference to Exhibit 10.55 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).

10.23	Euronext 2004 stock option plan (incorporated by reference to Exhibit 10.57 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).

10.24	Euronext N.V. All Employee Share Purchase and Match Plan 2006 (incorporated by reference to Exhibit 99.10 to NYSE Euronext’s registration statement on Form S-8 (File No. 333-141869)).

10.25	Euronext N.V. HM Revenue and Customs Approved Share Incentive Plan 2006 (incorporated by reference to Exhibit 99.11 to NYSE Euronext’s registration statement on Form S-8 (File No. 333-141869)).

10.26	Euronext N.V. Share Purchase and Match French Plan (incorporated by reference to Exhibit 99.12 to NYSE Euronext’s registration statement on Form S-8 (File No. 333-141869)).

10.27	Asset Purchase Agreement by and among NYSE Group, Inc., NYSE Regulation, Inc. and National Association of Securities Dealers, Inc., dated as of July 30, 2007 (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2007).

10.28	Letter Agreement by and between Duncan L. Niederauer and NYSE Euronext, dated November 14, 2007 (incorporated by reference to Exhibit 99.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on November 16, 2007).

10.29	Employment Agreement by and between Philippe Duranton and NYSE Euronext, dated February 5, 2008 (incorporated by reference to Exhibit 10.73 to NYSE Euronext’s registration statement on Form S-4 filed with the SEC on February 29, 2008 (File No. 333-149480)).

Exhibit No.	Description

10.30	Employment Agreement by and between John Halvey and NYSE Euronext, dated February 11, 2008 (incorporated by reference to Exhibit 10.74 to NYSE Euronext’s registration statement on Form S-4 filed with the SEC on February 29, 2008 (File No. 333-149480)).

10.31	Form of Restricted Stock Unit Agreement pursuant to the NYSE Euronext 2006 Stock Incentive Plan (Bonus) (incorporated by reference to Exhibit 10.3 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2008).

10.32	Form of Restricted Stock Unit Agreement pursuant to the NYSE Euronext 2006 Stock Incentive Plan (LTIP) (incorporated by reference to Exhibit 10.4 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2008).

10.33	NYSE Euronext Omnibus Incentive Plan (as amended and restated effective October 27, 2010) (incorporated by reference to Exhibit 10.33 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.34	Form of Restricted Stock Unit Agreement Pursuant to the NYSE Euronext Omnibus Incentive Plan (for employees generally) (incorporated by reference to Exhibit 10.34 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.35	Form of Restricted Stock Unit Agreement Pursuant to the NYSE Euronext Omnibus Incentive Plan (for certain management committee members) (incorporated by reference to Exhibit 10.35 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.36	Form of Restricted Stock Unit Agreement Pursuant to the NYSE Euronext Omnibus Incentive Plan (for non-employee directors) (incorporated by reference to Exhibit 10.36 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.37	Form of Restricted Stock Unit Agreement for Participants in France Pursuant to the NYSE Euronext Omnibus Incentive Plan (LTIP) (incorporated by reference to Exhibit 10.37 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.38	Form of Restricted Stock Unit Agreement for Participants in France Pursuant to the NYSE Euronext Omnibus Incentive Plan (Bonus) (incorporated by reference to Exhibit 10.38 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.39	Form of U.S. Management Committee Member Employment Agreement (incorporated by reference to Exhibit 10.4 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2008).

10.40	Shareholders’ Agreement relating to Qatar Securities Market dated June 24, 2008 between NYSE Euronext and Qatar Investment Authority (incorporated by reference to Exhibit 10.5 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2008).

10.41	Form of Phantom Stock Unit Agreement pursuant to the NYSE Euronext 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2008).

10.42	Master Agreement Between ATOS Origin S.A. and NYSE Euronext dated July 11, 2008 (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2008).*

10.43	NYSE Group, Inc. Supplemental Executive Retirement Plan, as amended and restated effective December 31, 2008 (incorporated by reference to Exhibit 10.50 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

Exhibit No.	Description

10.44	New York Stock Exchange, Inc. Capital Accumulation Plan, as amended and restated as of January 1, 2005 (reflecting amendments adopted through December 31, 2008) (incorporated by reference to Exhibit 10.51 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.45	New York Stock Exchange, Inc. ICP Award Deferral Plan, as amended and restated as of January 1, 2005 (reflecting amendments adopted through December 31, 2008) (incorporated by reference to Exhibit 10.52 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.46	New York Stock Exchange and Subsidiary Companies Supplemental Executive Savings Plan, as amended and restated effective as of January 1, 2008 (incorporated by reference to Exhibit 10.53 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.47	Amendment Number One to New York Stock Exchange and Subsidiary Companies Supplemental Executive Savings Plan, as amended and restated effective as of January 1, 2008 (incorporated by reference to Exhibit 10.54 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.48	Securities Industry Automation Corporation Supplemental Incentive Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.55 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.49	Clearing Relationship Agreement dated October 30, 2008, between LIFFE Administration and Management and LCH.Clearnet Limited (incorporated by reference to Exhibit 10.56 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).*

10.50	Termination Agreement dated October 30, 2008, between LIFFE Administration and Management and LCH.Clearnet Limited (incorporated by reference to Exhibit 10.57 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).*

10.51	364-Day Credit Agreement ($500,000,000), dated as of April 1, 2009, between NYSE Euronext, the Subsidiary Borrowers party hereto, the Lenders party hereto, Bank of America, N.A. as Administrative Agent, and the other financial institutions party thereto as agents (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 3, 2009).

10.52	Form of Restricted Stock Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009).

10.53	Employment Agreement by and between Garry Jones and LIFFE Administration (incorporated by reference to Exhibit 10.15 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009).

10.54	Amendment to the Shareholders’ Agreement relating to Qatar Securities Market dated June 19, 2009 between NYSE Euronext and Qatar Investment Authority (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on June 25, 2009).

10.55	Letter Agreement Dated October 15, 2009 (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009).

10.56	Letter Agreement Dated October 15, 2009 (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009).

10.57	Employment Agreement by and between Dominique Cerutti and NYSE Euronext, dated September 7, 2009 (incorporated by reference to Exhibit 10.75 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on March 1, 2010).

Exhibit No.	Description

10.58	Employment Agreements of Roland Bellegarde, dated October 16, 2009, July 1, 2000, March 18, 1996, February 17, 1994, April 22, 1991, May 25, 1990, October 18, 1989, December 30, 1987 and May 15, 1986 (incorporated by reference to Exhibit 10.76 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on March 1, 2010).

10.59	Shareholders’ Agreement relating to Eurex Zürich AG, dated August 31, 1998, between Deutsche Börse and SIX Swiss Exchange AG.(1)

10.60	Shareholders’ Agreement relating to STOXX AG, dated November 12, 2009, between Deutsche Börse and SIX Group AG.*

10.61	Cooperation Agreement relating to Scoach Holding S.A., dated October 25, 2006, between Deutsche Börse and SIX Group AG.(1)

10.62	Third Amendment and Restatement Agreement, dated March 29, 2011, in respect of the Multicurrency Revolving Credit Facility Agreement, dated May 6, 2008, by and among Deutsche Börse AG and Clearstream Banking S.A., as borrowers, BNP Paribas and Deutsche Bank, as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A. as Agent and the other lenders named therein.(1)

10.63	Thirtieth Supplemental Letter of Credit Agreement, dated February 10, 2011, by and among Clearstream Banking SA, Commerzbank AG, Filiale Luxemburg, as Agent, Citigroup Global Markets Limited and Commerzbank AG, as Arrangers and the other lenders named therein.(1)

21	Subsidiaries of Alpha Beta Netherlands Holding N.V.(1)

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for NYSE Euronext.(1)

23.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm for Deutsche Börse AG.(1)

23.3	Consent of KPMG Accountants N.V., independent registered public accounting firm for Alpha Beta Netherlands Holding N.V.(1)

23.4	Consent of Linklaters LLP for opinion regarding legality of securities being registered (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference).

23.5	Consent of Stibbe for opinion regarding legality of securities being registered (included as part of its opinion filed as Exhibit 5.2 and incorporated herein by reference).

23.6	Consent of Wachtell, Lipton, Rosen & Katz for opinion regarding certain U.S. federal income tax matters (included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference).

23.7	Consent of Linklaters LLP for opinion regarding certain U.S. federal income tax matters (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).

99.1	Form of Proxy Card for NYSE Euronext Special Meeting(1)

99.2	Opinion of Perella Weinberg Partners LP (included as Annex B to the proxy statement-prospectus forming a part of this Registration Statement).

99.3	Opinion of Deutsche Bank Securities Inc. (included as Annex C to the proxy statement-prospectus forming a part of this Registration Statement).

99.4	Opinion of J.P. Morgan Securities LLC (included as Annex D to the proxy statement-prospectus forming a part of this Registration Statement).

Exhibit No.	Description

99.5	Consent of Perella Weinberg Partners LP.(1)

99.6	Consent of Deutsche Bank Securities Inc.(1)

99.7	Consent of J.P. Morgan Securities LLC.(1)

99.8	Consent of Duncan L. Niederauer to being named in the Registration Statement as about to become a director.(1)

99.9	Consent of Dr. Reto Francioni to being named in the Registration Statement as about to become a director.(1)

99.10	Consent of Warth & Klein Grant Thornton AG.(1)

Note:

(1)	Previously filed
*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

By executing this Registration Statement, the Registrant hereby agrees to deliver to the Commission upon request copies of instruments defining the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries and its unconsolidated subsidiaries for which financial statements are required to be filed, where the total amount of such securities authorized thereunder does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, the Netherlands, on May 10, 2011.

ALPHA BETA NETHERLANDS HOLDING N.V.

By:	/s/ Stéphane Biehler
Name:	Stéphane Biehler
Title:	Managing Director

By:	/s/ Marcus P. Thompson
Name:	Marcus P. Thompson
Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Stéphane Biehler	Managing Director	May 10, 2011
Stéphane Biehler

/s/ Marcus P. Thompson	Managing Director	May 10, 2011
Marcus P. Thompson

Messrs. Biehler and Thompson together constitute the entire board of directors of Alpha Beta Netherlands Holding N.V., and each performs the functions of principal executive officer, principal financial officer and principal accounting officer of Alpha Beta Netherlands Holding N.V. and has signed the Registration Statement in his capacity as such. In addition, Mr. Biehler is the authorized representative in the United States of Alpha Beta Netherlands Holding N.V. and has signed the Registration Statement in his capacity as such.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of February 15, 2011, by and among NYSE Euronext, Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. and Pomme Merger Corporation (included as Annex A to the proxy statement-prospectus forming a part of this Registration Statement).

2.2	Agreement and Plan of Merger, dated as of January 17, 2008, by and among NYSE Euronext, Amsterdam Merger Sub, LLC, The Amex Membership Corporation, AMC Acquisition Sub, Inc., American Stock Exchange Holdings, Inc., American Stock Exchange LLC and American Stock Exchange 2, LLC (incorporated by reference to Annex A to NYSE Euronext’s registration statement on Form S-4 filed with the SEC on February 29, 2008 (File No. 333-149480)).

2.3	Purchase Agreement, entered into as of January 12, 2008 by and among (1) Wombat Financial Software, Inc., a Nevada corporation, (2) TransactTools, Inc., a Delaware corporation, an indirect, wholly owned subsidiary of NYSE Euronext, a Delaware corporation, (3) Ronald B. Verstappen, Daniel Moore, ML IBK Positions, Inc. and certain other individual parties; (4) NYSE Euronext, a Delaware corporation (for the limited purposes specified in the agreement only), and (5) Ronald B. Verstappen, as the seller representative (for the limited purposes set specified in the agreement only) (incorporated by reference to Exhibit 2.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on January 16, 2008).

2.4	Amended and Restated Combination Agreement, dated as of November 24, 2006, by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc., and Jefferson Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Euronext’s registration statement on Form S-4/A filed with the SEC on November 27, 2008 (File No. 333-137506)).

2.5	Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005, by and among New York Stock Exchange, Inc., Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Group, Inc.’s registration statement on Form S-4
(File No. 333-126780)).

2.6	Amendment No. 1, dated as of October 20, 2005, to the Amended and Restated Agreement and Plan of Merger, by and among New York Stock Exchange, Inc., Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Group, Inc.’s registration statement on Form S-4 filed with the SEC (File No. 333-126780)).

2.7	Amendment No. 2, dated as of November 2, 2005, to the Amendment and Restated Agreement and Plan of Merger, by and among New York Stock Exchange, Inc., Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. (incorporated by reference to Annex A to NYSE Group, Inc.’s registration statement on Form S-4 (File No. 333-126780)).

3.1	Form of Articles of Association of Alpha Beta Netherlands Holding N.V. (included as Annex E to the proxy statement-prospectus forming a part of this Registration Statement).

4.1	Agency Agreement, dated as of April 23, 2008, among NYSE Euronext, Citibank, N.A., London Branch, as fiscal and paying agent, Dexia Banque Internationale à Luxembourg, société anonyme, as Luxembourg Paying Agent, and ABN AMRO N.V., as paying agent (incorporated by reference to Exhibit 4.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 24, 2008).

4.2	Indenture dated as of May 29, 2008 between NYSE Euronext and Wilmington Trust Company, as Trustee, relating to Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on May 30, 2008).

Exhibit No.	Description
4.3	First Supplemental Indenture dated as of May 29, 2008 between NYSE Euronext, Wilmington Trust Company, as Trustee, and Citibank, N.A., as authenticating agent, calculation agent, paying agent, security registrar and transfer agent, relating to Senior Notes due June 28, 2013 (incorporated by reference to Exhibit 4.2 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on May 30, 2008).

4.4	First Supplemental Agency Agreement, dated as of April 22, 2009, among NYSE Euronext, Citibank, N.A., London Branch, as fiscal and paying agent, Dexia Banque Internationale à Luxembourg, société anonyme, as Luxembourg Paying Agent, and ABN AMRO Bank N.V., as paying agent (incorporated by reference to Exhibit 4.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 23, 2009).

5.1	Opinion of Linklaters LLP regarding legality of securities being registered.(1)

5.2	Opinion of Stibbe N.V. regarding legality of securities being registered.(1)

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters.(1)

8.2	Opinion of Linklaters LLP regarding certain tax matters.(1)

8.3	Opinion of Stibbe N.V. regarding certain Dutch tax matters.(1)

10.1	Form of Indemnification Agreement, between Archipelago Holdings, L.L.C. and certain indemnitees specified therein (incorporated by reference to Exhibit 10.29 to Archipelago’s registration statement on Form S-1 (File No. 333-11326)).

10.2	Credit Agreement, dated as of January 5, 2007, among NYSE Euronext, Inc., NYSE Group, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and (for the sole purposes of Sections 2.03, 2.04, 2.06(b), 4.03, 7.02 and 9.01 of the Credit Agreement) the presenting bank parties thereto (incorporated by reference to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on January 9, 2007).

10.3	Share Purchase Agreement, dated January 10, 2007, among NYSE Group, Inc., IL&FS Trust Company Limited, ICICI Bank Limited, IFCI Limited, Punjab National Bank, and General Insurance Corporation of India (incorporated by reference to Exhibit 10.37 to NYSE Group, Inc.’s Annual Report on Form 10-K filed with the SEC on March 22, 2007).

10.4	Amended and Restated Clearing Agreement dated October 31, 2003 among LCH.Clearnet Group S.A., LCH.Clearnet Group, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris (incorporated by reference to Exhibit 10.47 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.5	Amended and Restated Clearing Agreement between LIFFE Administration and Management and LCH.Clearnet Limited dated July 16, 1996 (incorporated by reference to Exhibit 10.48 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.6	The Umbrella Services Agreement among Euronext N.V., Atos Origin SA, Atos Euronext SA and Atos Euronext Market Solutions Holdings S.A.S. dated July 22, 2005 (incorporated by reference to Exhibit 10.49 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.7	Agreement governing the lease of Palais de la Bourse/Beurspaleis, Place de la Bourse/Beursplein, 1000 Brussels, Belgium (unofficial English translation) (incorporated by reference to Exhibit 10.50 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.8	Agreement governing the lease of Avenida da Liberdade, n.°196, 7°Piso, 1250-147, Lisbon, Portugal (incorporated by reference to Exhibit 10.51 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

Exhibit No.	Description

10.9	Agreement governing the lease of 39, rue Cambon, 75039 Paris Cedex 01, France (incorporated by reference to Exhibit 10.52 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.10	Agreement governing the lease of Cannon Bridge House, 1 Cousin Lane, EC4R 3XX London, United Kingdom (incorporated by reference to Exhibit 10.53 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).*

10.11	Issuing and Paying Agency Agreement, between NYSE Euronext, Inc. and JPMorgan Chase Bank, National Association, dated March 28, 2007 (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.12	Commercial Paper Dealer Agreement 4(2) Program, between NYSE Euronext, Inc., as Issuer, and Lehman Brothers, Inc., as Dealer, dated March 28, 2007 (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.13	Commercial Paper Dealer Agreement 4(2) Program, between NYSE Euronext, Inc., as Issuer, Merrill Lynch Money Markets Inc., as Dealer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer, dated March 28, 2007 (incorporated by reference to Exhibit 10.3 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.14	Note Agency Agreement Relating to a Euro-Commercial Paper Programme, between NYSE Euronext, Inc. and Citibank, N.A., as Issuer and Paying Agent, dated March 30, 2007 (incorporated by reference to Exhibit 10.4 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.15	Dealer Agreement Relating to a Euro-Commercial Paper Programme, between NYSE Euronext, Inc., as Issuer, Citibank International plc, as Arranger, and Citibank International plc, Credit Suisse Securities (Europe) Limited and Société Générale, as Dealers, dated March 30, 2007 (incorporated by reference to Exhibit 10.5 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

10.16	Credit Agreement ($2,000,000,000), dated as of April 4, 2007, between NYSE Euronext, the Subsidiary Borrowers party thereto, the Lenders party hereto, JPMorgan Chase Bank, N.A. as Administrative Agent, and the other financial institutions party thereto as agents (incorporated by reference to Exhibit 10.5 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 9, 2007).

10.17	Trust Agreement, dated as of April 4, 2007, by and among NYSE Euronext, NYSE Group, Inc., Wilmington Trust Company, as Delaware Trustee, Jacques de Larosière de Champfeu, as Trustee, Charles K. Gifford, as Trustee, and John Shepard Reed, as Trustee (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on May 1, 2007).

10.18	Governance and Option Agreement, dated as of April 4, 2007, by and among NYSE Euronext, Euronext N.V., NYSE Euronext (Holding) N.V. and Stichting NYSE Euronext (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on May 1, 2007).

10.19	NYSE Euronext 2006 Stock Incentive Plan (as amended and restated effective October 27, 2010) (incorporated by reference to Exhibit 10.19 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.20	Form of Restricted Stock Unit Agreement Pursuant to NYSE Group, Inc. 2006 Stock Incentive Plan (for non-employee directors) (incorporated by reference to Exhibit 10.1 to NYSE Group Inc.’s Current Report on Form 8-K filed with the SEC on June 7, 2006).

Exhibit No.	Description

10.21	NYSE Group, Inc. 2006 Annual Performance Bonus Plan (incorporated by reference to Exhibit 10.22 to NYSE Group, Inc.’s registration statement on Form S-1 (File No. 333-132390)).

10.22	Euronext 2001 stock option plan (incorporated by reference to Exhibit 10.55 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).

10.23	Euronext 2004 stock option plan (incorporated by reference to Exhibit 10.57 to NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506)).

10.24	Euronext N.V. All Employee Share Purchase and Match Plan 2006 (incorporated by reference to Exhibit 99.10 to NYSE Euronext’s registration statement on Form S-8 (File No. 333-141869)).

10.25	Euronext N.V. HM Revenue and Customs Approved Share Incentive Plan 2006 (incorporated by reference to Exhibit 99.11 to NYSE Euronext’s registration statement on Form S-8 (File No. 333-141869)).

10.26	Euronext N.V. Share Purchase and Match French Plan (incorporated by reference to Exhibit 99.12 to NYSE Euronext’s registration statement on Form S-8 (File No. 333-141869)).

10.27	Asset Purchase Agreement by and among NYSE Group, Inc., NYSE Regulation, Inc. and National Association of Securities Dealers, Inc., dated as of July 30, 2007 (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2007).

10.28	Letter Agreement by and between Duncan L. Niederauer and NYSE Euronext, dated November 14, 2007 (incorporated by reference to Exhibit 99.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on November 16, 2007).

10.29	Employment Agreement by and between Philippe Duranton and NYSE Euronext, dated February 5, 2008 (incorporated by reference to Exhibit 10.73 to NYSE Euronext’s registration statement on Form S-4 filed with the SEC on February 29, 2008 (File No. 333-149480)).

10.30	Employment Agreement by and between John Halvey and NYSE Euronext, dated February 11, 2008 (incorporated by reference to Exhibit 10.74 to NYSE Euronext’s registration statement on Form S-4 filed with the SEC on February 29, 2008 (File No. 333-149480)).

10.31	Form of Restricted Stock Unit Agreement pursuant to the NYSE Euronext 2006 Stock Incentive Plan (Bonus) (incorporated by reference to Exhibit 10.3 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2008).

10.32	Form of Restricted Stock Unit Agreement pursuant to the NYSE Euronext 2006 Stock Incentive Plan (LTIP) (incorporated by reference to Exhibit 10.4 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2008).

10.33	NYSE Euronext Omnibus Incentive Plan (as amended and restated effective October 27, 2010) (incorporated by reference to Exhibit 10.33 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.34	Form of Restricted Stock Unit Agreement Pursuant to the NYSE Euronext Omnibus Incentive Plan (for employees generally) (incorporated by reference to Exhibit 10.34 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.35	Form of Restricted Stock Unit Agreement Pursuant to the NYSE Euronext Omnibus Incentive Plan (for certain management committee members) (incorporated by reference to Exhibit 10.35 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.36	Form of Restricted Stock Unit Agreement Pursuant to the NYSE Euronext Omnibus Incentive Plan (for non-employee directors) (incorporated by reference to Exhibit 10.36 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

Exhibit No.	Description

10.37	Form of Restricted Stock Unit Agreement for Participants in France Pursuant to the NYSE Euronext Omnibus Incentive Plan (LTIP) (incorporated by reference to Exhibit 10.37 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.38	Form of Restricted Stock Unit Agreement for Participants in France Pursuant to the NYSE Euronext Omnibus Incentive Plan (Bonus) (incorporated by reference to Exhibit 10.38 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

10.39	Form of U.S. Management Committee Member Employment Agreement (incorporated by reference to Exhibit 10.4 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2008).

10.40	Shareholders’ Agreement relating to Qatar Securities Market dated June 24, 2008 between NYSE Euronext and Qatar Investment Authority (incorporated by reference to Exhibit 10.5 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2008).

10.41	Form of Phantom Stock Unit Agreement pursuant to the NYSE Euronext 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2008).

10.42	Master Agreement Between ATOS Origin S.A. and NYSE Euronext dated July 11, 2008 (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2008).*

10.43	NYSE Group, Inc. Supplemental Executive Retirement Plan, as amended and restated effective December 31, 2008 (incorporated by reference to Exhibit 10.50 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.44	New York Stock Exchange, Inc. Capital Accumulation Plan, as amended and restated as of January 1, 2005 (reflecting amendments adopted through December 31, 2008) (incorporated by reference to Exhibit 10.51 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.45	New York Stock Exchange, Inc. ICP Award Deferral Plan, as amended and restated as of January 1, 2005 (reflecting amendments adopted through December 31, 2008) (incorporated by reference to Exhibit 10.52 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.46	New York Stock Exchange and Subsidiary Companies Supplemental Executive Savings Plan, as amended and restated effective as of January 1, 2008 (incorporated by reference to Exhibit 10.53 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.47	Amendment Number One to New York Stock Exchange and Subsidiary Companies Supplemental Executive Savings Plan, as amended and restated effective as of January 1, 2008 (incorporated by reference to Exhibit 10.54 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.48	Securities Industry Automation Corporation Supplemental Incentive Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.55 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

10.49	Clearing Relationship Agreement dated October 30, 2008, between LIFFE Administration and Management and LCH.Clearnet Limited (incorporated by reference to Exhibit 10.56 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).*

10.50	Termination Agreement dated October 30, 2008, between LIFFE Administration and Management and LCH.Clearnet Limited (incorporated by reference to Exhibit 10.57 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).*

Exhibit No.	Description

10.51	364-Day Credit Agreement ($500,000,000), dated as of April 1, 2009, between NYSE Euronext, the Subsidiary Borrowers party hereto, the Lenders party hereto, Bank of America, N.A. as Administrative Agent, and the other financial institutions party thereto as agents (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on April 3, 2009).

10.52	Form of Restricted Stock Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009).

10.53	Employment Agreement by and between Garry Jones and LIFFE Administration (incorporated by reference to Exhibit 10.15 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009).

10.54	Amendment to the Shareholders’ Agreement relating to Qatar Securities Market dated June 19, 2009 between NYSE Euronext and Qatar Investment Authority (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Current Report on Form 8-K filed with the SEC on June 25, 2009).

10.55	Letter Agreement Dated October 15, 2009 (incorporated by reference to Exhibit 10.1 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009).

10.56	Letter Agreement Dated October 15, 2009 (incorporated by reference to Exhibit 10.2 to NYSE Euronext’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009).

10.57	Employment Agreement by and between Dominique Cerutti and NYSE Euronext, dated September 7, 2009 (incorporated by reference to Exhibit 10.75 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on March 1, 2010).

10.58	Employment Agreements of Roland Bellegarde, dated October 16, 2009, July 1, 2000, March 18, 1996, February 17, 1994, April 22, 1991, May 25, 1990, October 18, 1989, December 30, 1987 and May 15, 1986 (incorporated by reference to Exhibit 10.76 to NYSE Euronext’s Annual Report on Form 10-K filed with the SEC on March 1, 2010).

10.59	Shareholders’ Agreement relating to Eurex Zürich AG, dated August 31, 1998, between Deutsche Börse and SIX Swiss Exchange AG.(1)

10.60	Shareholders’ Agreement relating to STOXX AG, dated November 12, 2009, between Deutsche Börse and SIX Group AG.*

10.61	Cooperation Agreement relating to Scoach Holding S.A., dated October 25, 2006, between Deutsche Börse and SIX Group AG.(1)

10.62	Third Amendment and Restatement Agreement, dated March 29, 2011, in respect of the Multicurrency Revolving Credit Facility Agreement, dated May 6, 2008, by and among Deutsche Börse AG and Clearstream Banking S.A., as borrowers, BNP Paribas and Deutsche Bank, as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A. as Agent and the other lenders named therein.(1)

10.63	Thirtieth Supplemental Letter of Credit Agreement, dated February 10, 2011, by and among Clearstream Banking SA, Commerzbank AG, Filiale Luxemburg, as Agent, Citigroup Global Markets Limited and Commerzbank AG, as Arrangers and the other lenders named therein.(1)

21	Subsidiaries of Alpha Beta Netherlands Holding N.V.(1)

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for NYSE Euronext.(1)

Exhibit No.	Description

23.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm for Deutsche Börse AG.(1)

23.3	Consent of KPMG Accountants N.V., independent registered public accounting firm for Alpha Beta Netherlands Holding N.V.(1)

23.4	Consent of Linklaters LLP for opinion regarding legality of securities being registered (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference).

23.5	Consent of Stibbe for opinion regarding legality of securities being registered (included as part of its opinion filed as Exhibit 5.2 and incorporated herein by reference).

23.6	Consent of Wachtell, Lipton, Rosen & Katz for opinion regarding certain U.S. federal income tax matters (included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference).

23.7	Consent of Linklaters LLP for opinion regarding certain U.S. federal income tax matters (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).

99.1	Form of Proxy Card for NYSE Euronext Special Meeting(1)

99.2	Opinion of Perella Weinberg Partners LP (included as Annex B to the proxy statement-prospectus forming a part of this Registration Statement).

99.3	Opinion of Deutsche Bank Securities Inc. (included as Annex C to the proxy statement-prospectus forming a part of this Registration Statement).

99.4	Opinion of J.P. Morgan Securities LLC (included as Annex D to the proxy statement-prospectus forming a part of this Registration Statement).

99.5	Consent of Perella Weinberg Partners LP.(1)

99.6	Consent of Deutsche Bank Securities Inc.(1)

99.7	Consent of J.P. Morgan Securities LLC.(1)

99.8	Consent of Duncan L. Niederauer to being named in the Registration Statement as about to become a director.(1)

99.9	Consent of Dr. Reto Francioni to being named in the Registration Statement as about to become a director.(1)

99.10	Consent of Warth & Klein Grant Thornton AG.(1)

Note:

(1)	Previously filed.
*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

By executing this Registration Statement, the Registrant hereby agrees to deliver to the Commission upon request copies of instruments defining the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries and its unconsolidated subsidiaries for which financial statements are required to be filed, where the total amount of such securities authorized thereunder does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis.